Exhibit 99.1

New Gold Announces Incident at the New Afton Mine

February 2, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) announces that at approximately 1:40 am Pacific Time on February 2, 2021, the New Afton Mine, located in the Kamloops, B.C., experienced a mud rush incident involving three individuals. Two New Gold employees received non-life threatening injuries and received medical care while one contract driller is presumed to be deceased. The names of the individuals will not be released until next of kin have been notified.

The on-site emergency management system has been activated and the RCMP and the provincial safety authorities were immediately notified and are on site. All activities have been suspended while the Company and authorities investigate the incident.

The thoughts of the board of directors and management are with the family, friends and colleagues that have been impacted by this unfortunate incident.

Additional details will be provided via a press release as they become available.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater Project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

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